                                    FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

For the month of April 2003                       Commission file number 1-12260

                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)

                       Guillermo Gonzalez Camarena No.600
                         Col. Centro de Ciudad Santa Fe
                  Delegacion Alvaro Obregon Mexico, D.F. 01210
                          (Address of principal office)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         (Check One) Form 20-F  X               Form 40-F
                               ---                       ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.)

                (Check One) Yes                     No  X
                                ---                    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___ .)

PRESS RELEASE

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:
Alfredo Fernández/Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-55) 5081-5120 / 5121 / 5148
afernandeze@kof.com.mx / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx

PANAMCO SHAREHOLDERS APPROVE MERGER WITH COCA-COLA FEMSA

Mexico City, Mexico, April 28, 2003 – Coca-Cola FEMSA, S.A. de C.V. (“Coca-Cola FEMSA”) (NYSE: KOF; BMV: KOF L) has been informed today by Panamerican Beverages, Inc. (“Panamco”) that the stockholders of Panamco have approved the merger of Panamco with Coca-Cola FEMSA in a special meeting that took place earlier today in Miami, Florida. The proposed transaction was approved by all classes of Panamco stock as required by the merger agreement between the two companies. The merger remains subject to the satisfaction or waiver of other conditions, including the disbursement of acquisition funding by lenders to Coca-Cola FEMSA. Assuming all other conditions are satisfied, the transaction is expected to close on May 6, 2003.

In December 2002, Fomento Económico Mexicano, S.A. de C.V., Coca-Cola FEMSA and Panamco announced a definitive agreement for Coca-Cola FEMSA to acquire Panamco in a transaction valued at U.S.$3.6 billion. The combined company, which will continue to operate under the Coca-Cola FEMSA name, will be the leading bottler of Coca-Cola products in Latin America, and the world’s second largest Coca-Cola bottler.

About Coca-Cola FEMSA

Coca-Cola FEMSA produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in the Valley of Mexico, the Southeast Territories in Mexico and the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 283,650 retailers in Mexico and 76,400 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 3.4% of Coca-Cola global sales, 25.0% of all Coca-Cola sales in Mexico and approximately 36.5% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

FORWARD-LOOKING STATEMENTS

This press release contains certain “forward-looking statements” within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements relate to Coca-Cola FEMSA, their respective businesses, the proposed combined company and the transaction and are based on Coca-Cola FEMSA’s management current expectations. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside Coca-Cola FEMSA’s control.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COCA-COLA FEMSA, S.A. DE C.V.
                                        (Registrant)

Date:  April 28, 2003                   By: /s/ HECTOR TREVINO GUTIERREZ
                                            ----------------------------
                                            Name:  Hector Trevino Gutierrez
                                            Title: Chief Financial Officer